Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Via EDGAR

October 29, 2024

Ms. Nudrat Salik and Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re: COHERENT CORP.

Form 10-Q for the Period Ended December 31, 2023

Form 8-K Filed May 6, 2024

File No. 001-39375

Dear Ms. Salik and Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 15, 2024 regarding the above referenced filings made by Coherent Corp. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 8-K Filed May 6, 2024

Exhibit 99.2, page 41

COMMENT No. 1:

We are considering your response to prior comment 1 and may have additional comments.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.

COMMENT No. 2:

We note your response to prior comment 2 regarding your non-GAAP adjustment for costs characterized as manufacturing inefficiencies related to sites being shut down. Your response explains that these costs are associated with excess capacity during the period when production levels are lower than normal. Please describe the nature of these costs in additional detail with corresponding quantification of each type of cost and the timeframe over which they will be incurred. Please separately quantify the amount of costs characterized as manufacturing inefficiencies for each site. Also, clarify the extent of the manufacturing activity that occurred for

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

each site being shut down during the periods in which a non-GAAP adjustment was made and tell us about your plans for each site.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the nature and type of the costs characterized as manufacturing inefficiencies related to sites being shut down are as follows:

$ millions	Q4 23	Q1 24	Q2 24	Q3 24	Q4 24	Total
Payroll	8.4	4.4	4.3	5.3	4.6	27.0
Supplies for manufacturing floor	1.0	0.5	0.8	0.8	(0.1)	3.0
Repairs & Maintenance	1.3	1.0	1.3	1.2	1.3	6.1
Facilities Costs - Utilities lease amortization property tax	3.2	2.2	2.8	3.1	3.1	14.4
Equipment Depreciation	2.3	1.4	1.8	1.9	1.6	9.0
Other	0.8	0.3	0.3	(0.1)	(0.2)	1.1

Total manufacturing inefficiencies	17.0	9.8	11.3	12.2	10.3	60.6

The amount of costs characterized as manufacturing inefficiencies for each site are as follows:

$ millions	Q4 23	Q1 24	Q2 24	Q3 24	Q4 24	Total
Newton Aycliffe	7.0	2.4	3.9	4.6	3.3	21.2
Warren	6.7	4.0	3.6	3.2	3.4	20.9
Santa Clara	3.3	2.5	1.7	2.7	2.2	12.4
Champaign	—	0.9	2.1	1.7	1.4	6.1

Total manufacturing inefficiencies	17.0	9.8	11.3	12.2	10.3	60.6

Newton Aycliffe site

As part of our 2023 Restructuring Plan, we executed a settlement agreement with a significant customer. As a result of the settlement agreement, we ceased manufacturing products for the customer in the fourth quarter of fiscal 2023. Subsequent to the settlement agreement, the only remaining production at this site was for a last time buy for a different customer, leading to a significant decrease in external revenue. External revenues before the settlement were $31 million in Q1 23, $55 million in Q2 23, and $23 million in Q3 23 decreased to last-time buy revenues of $4 million in Q4 23 and $5 million per quarter in fiscal 2024. Due to the significant decrease in volumes, we incurred manufacturing inefficiencies of $7 million in Q4 23 and $2 to $5 million per quarter in fiscal 2024, consisting primarily of payroll expenses, depreciation, supplies, repairs and maintenance, and facilities expenditures, which could not be fully capitalized into last-time buy inventory. These costs represent minimum fixed costs to maintain the facility in this transition period. During fiscal 2024, the Company evaluated options for exiting this business and entered into a letter of intent to sell the business in April 2024 and into a sale agreement in August 2024. The sale closed on September 27, 2024 and the final charges were recorded in Q1 25. We will incur no costs related to this facility after September 27, 2024. The manufacturing inefficiency costs were primarily a result of site maintenance and plans to exit this site and were not related to the manufacturing or sale of inventory other than the insignificant last-time buy. We believe excluding the results of businesses exited or to be exited from our non-GAAP measures allows

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

investors to evaluate the Company’s performance and provide a comparison with the performance of our peer group.

Warren site

The Warren site was also impacted by the execution of the settlement agreement, noted above. As a result of the settlement agreement, we ceased manufacturing products for a significant customer in the fourth quarter of fiscal 2023. Subsequent to the settlement agreement, the Company began to evaluate the Warren site to determine whether to repurpose it for other manufacturing needs or to exit the facility completely. We wrote off most of the manufacturing assets in this facility in Q4 23 to restructuring expense. As a result of such settlement agreement, external revenues decreased from an average of $8 million per quarter in fiscal 2023 to $1 million per quarter in fiscal 2024 and ceased in Q4 24. Due to the significant decrease in volumes, we incurred manufacturing inefficiencies, primarily payroll expenses, depreciation, facilities expenditures, supplies and repairs and maintenance, of $7 million in Q4 23, and $3—$4 million per quarter in fiscal 2024. The remaining manufacturing inefficiencies that exceed normal and historical levels of manufacturing inefficiencies are primarily comprised of costs including depreciation, utilities, property taxes and payroll expenses which cannot be capitalized into inventory. The excess manufacturing overhead costs included in our non-GAAP financial measures are not necessary to operate our business and, therefore, distort the Company’s operating performance. These costs represent minimum fixed costs to maintain the facility in this transition period. They approximate $1 to $2 million per quarter in fiscal 2025 to maintain the facility until the Company finds an alternative use for it. Management is in the process of assessing options for the disposition of this facility. The manufacturing inefficiency costs were a result of site maintenance and plans to exit this site and were not related to continued revenue generating activities.

Santa Clara site

We incurred manufacturing inefficiencies related to the planned closure of the Coherent, Inc. Santa Clara, CA facility as per our Synergy and Site Consolidation Plan. The planned closure includes the transfer of the production of three product families from the Santa Clara, CA facility to other facilities. As a result of the transfer of these products from one production facility to another, we incurred manufacturing inefficiencies during the transfer period, primarily payroll expenses and facilities expenditures at the transferring site that exceeded normal and historical levels of manufacturing inefficiencies, of $3 million in Q4 23 and $2—$3 million per quarter in fiscal 2024 as we were preparing for the transfer of these product families. Of the three product families identified to transfer, the first one was completed in Q4 24, the second one was completed in Q1 25 and the third will be completed by the end of fiscal 2025, with the related manufacturing inefficiencies ceasing shortly after all product families are transferred to other manufacturing sites, expected to be less than $1 million per quarter in fiscal 2025. The excess manufacturing overhead costs included in our non-GAAP financial measures are not necessary to operate our business and, therefore, distort the Company’s operating performance.

Champaign site

In the first quarter of fiscal 2024, the Company decided to move the EpiWorks business to another manufacturing site as part of our 2023 Restructuring Plan. In accordance with the 2023

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Restructuring Plan, the site is to be closed in March 2025. EpiWorks was primarily an internal supplier of epi wafers with limited revenue from third parties. External revenues decreased from approximately $1 million per quarter in FY 23 to an average of $0.2 million per quarter in the beginning of FY 24. Internal revenues decreased from approximately $0.7 million per quarter in FY 23 to an average of $0.4 million per quarter in FY 24. In Q4 24, the external and internal operations of EpiWorks at the Champaign site ceased. The remaining manufacturing inefficiencies that exceed normal and historical levels of manufacturing inefficiencies are primarily comprised of costs including payroll expenses, depreciation, supplies, repairs and maintenance, and facilities expenditures which have no related production volumes and cannot be capitalized into inventory. The excess manufacturing overhead costs included in our non-GAAP financial measures are not necessary to operate our business and, therefore, distort the Company’s operating performance. These costs represent minimum fixed costs to maintain the facility in this transition period. Until the Company identifies an alternative use, the approximate cost per quarter is $1 million to maintain the facility. The Company has engaged a broker to remarket the property and identify potential sublessees. Meanwhile, the Company is in the process of transferring the remaining personnel and equipment to its Sherman facility, whose costs are not included in the manufacturing inefficiencies detailed above. We believe the activity and associated non-recurring expenses incurred during the wind-down period of the Champaign site represent costs that were incurred to cease operations and not representative of cost for revenue generating activities.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at Sherri.Luther@coherent.com or Ilaria Mocciaro at Ilaria.Mocciaro@coherent.com at your earliest convenience.

Sincerely,

COHERENT CORP.

/s/ Sherri Luther
Sherri Luther
Chief Financial Officer and Treasurer